Exhibit 99.3

Quhuo Reports Unaudited Financial Results for the First Half of

2025

BEIJING, China, Sep 26, 2025 (PRNewswire) -- Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading gig economy platform focusing on local life services in China, today reported its unaudited financial results for the six months ended June 30, 2025.

Financial and Operational Highlights for the First Half of 2025

●	Revenues from housekeeping and accommodation solutions and other services were RMB34.8 million (US$4.9 million), representing an increase of 70.8% year-over-year.
●	Gross profit of vehicle export solutions was RMB2.9 million (US$0.4 million), representing a year-over-year increase of 17.8% from RMB2.4 million.
●	Gross profit of housekeeping services and others was RMB8.2 million (US$1.1 million), representing a year-over-year increase of 63.4% from RMB5.0 million.
●	The Company has expanded housekeeping and accommodation solutions and other services to 90 cities nationwide, representing a year-over-year increase from 76 cities in the first half of 2024.

Mr. Leslie Yu, Chairman and CEO of Quhuo, stated, “In the first half of 2025, despite intense competition and structural shifts across China’s local services market, we executed our dual-track strategy of stabilizing core businesses and developing new models aimed at supporting long-term profitability. Our delivery segment maintained resilience through network adjustment, cost management, and selective site consolidation, which we believe will position us for scale-driven benefits ahead.

Our housekeeping and accommodation segment became a stronger profit driver. Chengtu Homestay showcased a replicable model supported by our proprietary booking system, while LaiLai expanded into broader property services through cooperation with KE Holdings, or Beike, a housing transactions and services platform in China.

Internationally, our used vehicle export business progressed beyond traditional sales model toward our ‘technology empowerment and resources cooperation’ model, reflected in our project in Azerbaijan. This model shifts returns from one-time sales margins to recurring service income, which we believe will provide a more sustainable path for global expansion.

Looking forward, we aim to continue refining operations and scaling new business models to support more sustainable shareholder returns and lasting social value.”

Unaudited Financial Results of the First Half of 2025 Compared to the First Half of 2024

Total revenues decreased by 30.2% from RMB1,619.9 million in the six months ended June 30, 2024 to RMB1,131.4 million (US$157.9 million) in the six months ended June 30, 2025 due to the following reasons.

●	Revenues from on-demand delivery solutions were RMB1,039.2 million (US$145.1 million), representing a decrease of 30.7% from RMB1,499.1 million in the six months ended June 30, 2024, primarily because we optimized our business by disposing of several underperforming service stations, which led to a decrease in revenue scale.
●	Revenues from mobility service solutions, consisting of shared-bike maintenance, ride-hailing, vehicle export solutions and freight service solutions, were RMB57.4 million (US$8.0 million), representing a decrease of 42.8% from RMB100.5 million in the six months ended June 30, 2024, primarily due to (i) a decrease in units of vehicles sold in our vehicle export solution business as a result of introduction of new business model and decease in purchase of vehicles for sales, and (ii) the optimization of our business by ceasing from our ride-hailing solutions services in several underperforming service cities.
●	Revenues from housekeeping and accommodation solutions and other services were RMB34.8 million (US$4.9 million), representing a sharp increase of 70.8% from RMB20.4 million in the six months ended June 30, 2024, primarily due to the adoption of online promotion channels in addition to traditional platform-based customer acquisition.

Cost of revenues was RMB1,127.3 million (US$157.4 million), representing a decrease of 29.3% year-over-year, primarily attributable to the decreases in our labor costs and service fees paid to service station managers, in line with the decrease in revenues.

As a result of the foregoing, our gross profit was RMB 24.8 million and RMB 4.1 million (US$0.6 million) in the six months ended June 30, 2024 and 2025, respectively.

General and administrative expenses were RMB76.3 million (US$10.7 million), representing an increase of 7.7% from RMB70.9 million in the six months ended June 30, 2024, primarily attributable to (i) an increase of professional service fees from RMB14.5 million in the first half of 2024 to RMB25.2 million (US$3.5 million) in the first half of 2025, due to the issuance costs for ADSs occurred in the first half of 2025 of RMB9.7 million (US$1.4 million), (ii) an increase of welfare and business development expenses and office expenses from RMB12.4 million in the first half of 2024 to RMB15.1 million (US$2.11 million) in the first half of 2025, resulting from the expansion into new cities for its housekeeping services, and offset by (iii) a decrease of labor costs from RMB 36.6 million in the first half of 2024 to RMB30.6 million (US$4.3 million) in the first half of 2025 as a result of our expense control through technological optimization.

Research and development expenses were RMB3.6 million (US$0.5 million), representing a decrease of 27.3% from RMB4.9 million in the six months ended June 30, 2024, primarily due to the decrease in the average compensation level for our research and development personnel as we restructured our R&D team.

We recorded gain on disposal of assets, net of RMB7.0 million and RMB5.7 million (US$0.8 million) in the six months ended June 30, 2024 and 2025, respectively, primarily due to the transfer of certain long-term assets to third parties.

Our interest expense remained stable at RMB2.2 million (US$0.3 million) and RMB2.3 million for the six months ended June 30, 2025 and 2024, respectively, primarily relating to the stability in our average short-term bank borrowings.

We recorded other income, net, of RMB1.0 million (US$0.1 million) in the six months ended June 30, 2025, compared to other loss, net, of RMB3.1 million in the six months ended June 30, 2024, primarily due to the disposal of investment in a mutual fund in the second half of 2024.

We recorded income tax benefit of RMB17.9 million (US$2.5 million) in the six months ended June 30, 2025, as compared to income tax benefit of RMB2.6 million in the six months ended June 30, 2024, primarily due to the reversal of unrecognized tax benefit recognized in previous years that have passed the retroactive period.

As a result of the foregoing, we had net loss of RMB53.0 million (US$7.4 million) in the six months ended June 30, 2025, representing an increase of 14.0%, from RMB46.5 million for the six months ended June 30, 2024.

EBITDA loss was RMB60.2 million (US$8.4 million), as compared to EBITDA loss of RMB34.8 million in the first half of 2024.(1)

(1)	See “Use of Non-GAAP Financial Measure.”

Balance Sheet

As of June 30, 2025, the Company had cash, cash equivalents and restricted cash of RMB33.1 million (US$4.6 million) and short-term debt of RMB118.3 million (US$16.5 million).

CONFERENCE CALL

Quhuo will hold a conference call on Friday, September 26, 2025 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results.

Dial-in details for the earnings conference call are as follows:

PARTICIPANT DIAL IN (N. America TOLL FREE):	1-888-346-8982
PARTICIPANT INTERNATIONAL DIAL IN:	1-412-902-4272
Hong Kong Toll Free:	800-905945
Hong Kong-Local Toll:	852-301-84992
Mainland China Toll Free:	4001-201203
Conference ID:	QUHUO

Please dial in ten minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the conference call may be accessed by phone at the following numbers until October 03, 2025:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Access Code:	9751446

Additionally, a live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.quhuo.cn/.

USE OF NON-GAAP FINANCIAL MEASURE

Quhuo has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Quhuo uses EBITDA loss as non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. EBITDA loss represents net loss before income tax benefit, amortization, depreciation and interest expense. Quhuo believes that the non-GAAP financial measure help identify underlying trends in its business that could otherwise be distorted by the effect of income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measure also provide useful information about its operating results, enhance the overall understanding of its past performance and prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measure are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other performance measure or as an indicator of Quhuo’s operating performance. Further, the non-GAAP financial measure may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting their usefulness as comparative measure to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measure with the most directly comparable GAAP measure. Quhuo mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net loss to EBITDA loss, respectively.

QUHUO LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

	For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
	(RMB’000)	(RMB’000)	(US$’000)
	(in thousands)

Net loss	(46,515)	(52,990)	(7,396)
Add:
Income tax benefit	(2,622)	(17,902)	(2,499)
Depreciation	2,676	937	131
Amortization	9,385	7,594	1,060
Interest expense	2,301	2,174	303

EBITDA loss	(34,775)	(60,187)	(8,401)

EXCHANGE RATE INFORMATION

This press release contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for readers’ convenience. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the rate in effect as of June 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”) is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information about Quhuo, please visit https://www.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

E-mail: ir@meishisong.cn

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31,	As of June 30,	As of June 30,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
Assets
Current assets
Cash and cash equivalents	63,202	30,882	4,311
Restricted cash	1,916	2,189	306
Short-term investments	—	—	—
Accounts receivable, net	295,713	345,634	48,249
Prepayments and other current assets, net	112,044	110,900	15,479
Total current assets	472,875	489,605	68,345

Property and equipment, net	8,847	9,166	1,280
Right-of-use assets, net	4,647	2,306	322
Intangible assets, net	57,985	48,738	6,804
Goodwill	65,481	65,481	9,141
Deferred tax assets	31,548	39,820	5,559
Other non-current assets	225,643	193,227	26,973
Total non-current assets	394,151	358,738	50,079

Total assets	867,026	848,343	118,424

Liabilities, non-controlling interests and shareholders’ equity
Current liabilities
Accounts payables	145,777	188,703	26,342
Accrued expenses and other current liabilities	74,269	75,545	10,546
Short-term debt	112,848	118,336	16,519
Short-term lease liabilities	2,818	1,674	234
Amounts due to a related party	1,350	270	38
Total current liabilities	337,062	384,528	53,679

Long-term debt	4,706	3,230	451
Long-term lease liabilities	1,635	587	82
Deferred tax liabilities	599	2	—
Other non-current liabilities	62,408	52,490	7,327
Total non-current liabilities	69,348	56,309	7,860

Total liabilities	406,410	440,837	61,539

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of June 30,	As of June 30,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
Shareholders’ equity
Ordinary shares	615	615	86
Additional paid-in capital	1,839,482	1,839,482	256,782
Accumulated deficit	(1,373,825)	(1,426,926)	(199,192)
Accumulated other comprehensive loss	(1,550)	(1,670)	(233)
Total Quhuo Limited shareholders’ equity	464,722	411,501	57,443
Non-controlling interests	(4,106)	(3,995)	(558)
Total shareholders’ equity	460,616	407,506	56,885

Total liabilities and shareholders’ equity	867,026	848,343	118,424

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
	(RMB)	(RMB)	(US$)

Revenues	1,619,938	1,131,395	157,937
Cost of revenues	(1,595,192)	(1,127,333)	(157,370)
General and administrative	(70,868)	(76,324)	(10,654)
Research and development	(4,939)	(3,589)	(501)
Gain on disposal of assets, net	7,022	5,744	802

Operating loss	(44,039)	(70,107)	(9,786)

Interest income	258	395	55
Interest expense	(2,301)	(2,174)	(303)
Other (expense)/income, net	(3,055)	994	139
Loss before income tax	(49,137)	(70,892)	(9,895)
Income tax benefit	2,622	17,902	2,499
Net loss	(46,515)	(52,990)	(7,396)

Net income attributable to non-controlling interests	(6,020)	(111)	(15)
Net loss attributable to ordinary shareholders of the Quhuo limited	(52,535)	(53,101)	(7,411)

Non-GAAP Financial Data
Net loss	(46,515)	(52,990)	(7,396)
EBITDA loss	(34,775)	(60,187)	(8,401)

Basic	(0.63)	(0.06)	(0.01)
Diluted	(0.63)	(0.06)	(0.01)

Shares used in loss per share computation:
Basic	83,289,067	896,950,138	896,950,138
Diluted	83,289,067	896,950,138	896,950,138